SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.           )*

                        NETVOICE TECHNOLOGIES CORPORATION

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64107Y103

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         BG Media Intermediate Fund L.P.
                         400 Madison Avenue, 20th Floor
                               New York, NY 10017
                          Attention: J. William Grimes
                                 (212) 207-3720

                                 with a copy to:
                              Bruce J. Lieber, Esq.
                                     Dechert
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3579

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 2 of 15 Pages
                        Exhibit Index Appears on Page 15

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 3 of 15 Pages
---------------------------                        -----------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BG Media Intermediate Fund L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                             (b) [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00

-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
    Number of Shares
      Beneficially                   0
        owned by           --------- -------------------------------------------
     each reporting           8      SHARED VOTING POWER
         person
          with                       See item 5.
                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See item 5.
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [ ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 4 of 15 Pages
---------------------------                        -----------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BG Media Intermediate Investors L.L.C.
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                             (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
    Number of Shares
      Beneficially                   0
        owned by           --------- -------------------------------------------
  each reporting person       8      SHARED VOTING POWER
          with
                                     See item 5.
                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     See item 5.
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [ ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           OO
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 5 of 15 Pages
---------------------------                        -----------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. William Grimes
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                             (b) [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
         [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7      SOLE VOTING POWER
    Number of Shares
      Beneficially                   0
        owned by           --------- -------------------------------------------
  each reporting person       8      SHARED VOTING POWER
         with
                                     See item 5.
                           --------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See item 5.
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See item 5.
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*
                           [ ]
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 6 of 15 Pages
---------------------------                        -----------------------------


Item 1.  Security and Issuer.
------   -------------------

         This statement on Schedule 13D ("this Schedule 13D") relates to the beneficial ownership of common stock, par value $.001 per share (the "Common Stock"), of Netvoice Technologies Corporation, a Nevada corporation (the "Issuer") based on the ownership of Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred") of the Issuer (the Series A Preferred and the Common Stock, collectively, the "Shares"). The principal executive offices of the Issuer are located at 3201 West Royal Lane, Suite 160, Irving, Texas 75063.

Item 2.  Identity and Background.
------   -----------------------

         (a) This Schedule 13D is filed by the following persons (collectively, the "Reporting Persons"): (1) BG Media Intermediate Fund L.P., a Delaware limited partnership ("BG Intermediate Fund"), (2) BG Intermediate Investors L.L.C., a Delaware limited liability company ("BG Intermediate Investors" and collectively with BG Intermediate Fund, the "BG Entities"), and (3) J. William Grimes ("Mr. Grimes").

         (b) The business address for each of the BG Entities and Mr. Grimes is c/o BG Media Intermediate Fund L.P., 400 Madison Avenue, 20th Floor, New York, New York 10017.

         (c) BG Intermediate Fund is a Delaware limited partnership that makes investments for long term appreciation. BG Intermediate Investors is a Delaware limited liability company and the general partner of BG Intermediate Fund.

         J. William Grimes is the sole voting member of BG Intermediate Investors. Mr. Grimes is also a voting member of BG Media Investors L.L.C., the general partner of BG Media Investors L.P., which is located at the address set forth in Item 2(b).

         (d) - (e) During the past five (5) years, none of the Reporting Persons
(i) has been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 7 of 15 Pages
---------------------------                        -----------------------------


         (f) Mr. Grimes is a citizen of the United States. Each of the BG Entities are organized under the laws of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         The Issuer, BG Intermediate Fund, the investors listed on Schedule I thereto (the "BG Related Investors") and certain other parties have entered into an Amended and Restated Securities Purchase Agreement, dated as of July 28, 2000 (the "Purchase Agreement") and other related agreements as described in this
Schedule 13D. Pursuant to the Purchase Agreement, BG Intermediate Fund purchased, for an aggregate purchase price of seven million dollars ($7,000,000) (the "BG Purchase Price"), (i) 2,153,846 Series A Preferred shares, which shares are initially convertible into Common Stock on a one to one basis, and (ii) warrants (the "NASDAQ Warrants") to purchase 131,620 Series A Preferred shares at a per share exercise price equal to $0.01 and warrants (the "EBITDA Warrants" and, together with the NASDAQ Warrants, the "Warrants") to purchase 155,556 Series A Preferred shares at a per share exercise price equal to $0.01.

         Pursuant to the Purchase Agreement, Mr. Grimes initially purchased, for an aggregate purchase price of fifty thousand and one dollars and twenty-five cents ($50,001.25) (the "Grimes Purchase price"), (i) 15,385 Series A Preferred shares, which shares are initially convertible into Common Stock on a one to one basis, and (ii) NASDAQ Warrants to purchase 940 Series A Preferred shares at a per share exercise price equal to $0.01 and EBITDA Warrants to purchase 1,111 Series A Preferred shares at a per share exercise price equal to $0.01.

         Pursuant to the Purchase Agreement, the Series A Preferred shares became convertible for Common Stock as of December 1, 2000. The NASDAQ Warrants became exercisable as of November 1, 2000 and were exercised on such date. The EBITDA Warrants are not exercisable until, the earlier of (i) the date the Issuer's audited financial statements are delivered to BG Intermediate Fund or
(ii) April 2, 2001.

         BG Intermediate Fund obtained funds for the BG Purchase Price from capital contributions from its partners. Mr. Grimes used personal funds to pay the Grimes Purchase Price.

         All references and descriptions of the Purchase Agreement set forth in this Item 3 are qualified in their

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 8 of 15 Pages
---------------------------                        -----------------------------


entirety by references to the Purchase Agreement, a copy of which has been filed as an exhibit to this Schedule 13D.

Item 4.  Purpose of Transaction.
------   ----------------------

         BG Intermediate Fund and Mr. Grimes acquired the Series A Preferred shares and Warrants for investment purposes.

         The Purchase Agreement provided that so long as at least 25% of the Series A Preferred shares remain outstanding, BG Intermediate Fund and the BG Related Investors shall be entitled to collectively nominate and elect one (1) Director and have so elected such director.

         The Reporting Persons do not have any plans or proposals, other than those described in Item 4 and Item 6 of this Schedule 13D, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of Shares or the Warrants, or to formulate other purposes, plans or proposals regarding the Issuer or the Shares or the Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) Based on information warranted to by the Issuer in the Purchase Agreement and after giving effect to the transactions contemplated thereby, there are 14,785,558 shares of Common Stock issued and outstanding.

         Pursuant to the terms of the Purchase Agreement, BG Intermediate Fund has acquired an aggregate of 2,285,470 Series A Preferred shares (which include the Series A Preferred shares originally purchased and the Series A Preferred shares acquired through the exercise of the NASDAQ Warrants), Mr. Grimes personally has acquired 16,325 Series A Preferred shares (which include the Series A Preferred shares originally purchased and the Series A Preferred shares acquired through the exercise of the NASDAQ Warrants) and the BG Related Investors, excluding Mr. Grimes, have acquired 231,068 Series A Preferred shares (which

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 9 of 15 Pages
---------------------------                        -----------------------------


include the Series A Preferred shares originally purchased and the Series A Preferred shares acquired through the exercise of the NASDAQ Warrants). For purposes of Rule 13d-3 under the Act, the BG Related Investors' shares may be deemed to be beneficially owned by BG Intermediate Fund, BG Intermediate Investors and Mr. Grimes since they share certain voting power. Together, BG Intermediate Fund, BG Intermediate Investors and Mr. Grimes could be deemed to beneficially own in the aggregate 2,535,363 shares representing 17.1% of the Common Stock on an as converted basis (which number includes shares owned by BG Related Investors including those shares acquired upon exercise of the NASDAQ Warrants).

         (b) For purposes of Rule 13d-3 under the Act, (i) BG Intermediate Fund,
(ii) BG Intermediate Investors, by virtue of its position as general partner of BG Intermediate Fund and (iii) Mr. Grimes, by virtue of his position as sole voting member of BG Intermediate Investors, general partner of BG Intermediate Fund, may be deemed to have the shared power to vote or direct the vote of an aggregate of 2,535,363 shares of Common Stock on as converted basis.

         For  purposes of Rule 13d-3 under the Act,  (i) BG  Intermediate  Fund,
(ii) BG Intermediate Investors, by virtue of its position as general partner of BG Intermediate Fund, and (iii) Mr. Grimes by virtue of his position as sole voting member of BG Intermediate Investors, general partner of BG Intermediate Fund, may be deemed to have the shared power to dispose or direct the disposition of, an aggregate of 2,285,470 shares of Common Stock on an as converted basis. Mr. Grimes has the sole power to dispose or direct the disposition of 16,325 shares of Common Stock on an as converted basis.

         Nothing in this Schedule 13D shall be construed as an admission that BG Intermediate Investors is, for purposes of Section 13 (d) of the Act, a beneficial owner of any securities.

         Nothing in this Schedule 13D shall be construed as an admission that J. William Grimes is, for purposes of Section 13 (d) of the Act, a beneficial owner of any of the Issuer's securities other than such securities held of record by Mr. Grimes.

         Nothing in this Schedule 13D shall be construed as an admission that BG Intermediate Fund is, for purposes of Section 13 (d) of the Act, a beneficial owner of any of the Issuer's

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 10 of 15 Pages
---------------------------                        -----------------------------


securities other than such securities held of record by BG Intermediate Fund.

         (c) The BG Intermediate Fund and BG Related Investors exercised the NASDAQ Warrants on November 1, 2000 and pursuant thereto purchased an additional 146,015 Series A Preferred shares at the exercise price of $0.01 per share for a total of $1,460.15.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to the Securities of the Issuer.
         -------------------------------

         The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein. The Purchase Agreement contains a covenant to vote pursuant to Section 8.18 therein which provides that for so long as the BG Media Investors (as that term is defined therein, a copy of the Purchase Agreement has been filed as an exhibit to this Schedule 13D) have the right to elect one (1) director, each investor shall vote its shares owned or controlled by such investor upon all matters submitted to a vote of the stockholders of the Issuer and shall take all other necessary or desirable actions within such investor's control in conformity with the specified terms and provisions of the Purchase Agreement including, but without limitation, (i) at each annual or special meeting of stockholders called for the purpose of voting on the election or removal of directors and (ii) by consensual action of stockholders with respect to the election or removal of directors, in favor of the election or removal of the director designated in accordance with Section 8.16 of the Purchase Agreement.

         The Purchase Agreement also provides, with certain exceptions, that the parties thereto have the right on a pro rata basis based on the number of shares of Common Stock issued or issuable upon conversion of Series A Preferred shares to purchase up to 5% of the shares of Common Stock offered in an initial public offering ("IPO") at the price per share so offered, provided that the value of the Common Stock so purchased does not exceed $10,000,000 in the aggregate.

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 11 of 15 Pages
---------------------------                        -----------------------------


         The Purchase Agreement further provides that BG Intermediate Fund be appointed as the representative and lawful agent and attorney-in-fact the BG Media Related Investors for the purpose of performing and consummating the transactions contemplated by the Purchase Agreement, the Registration Rights Agreement, the Warrants and other related documents, agreements or instruments in connection with the transaction and the taking of any and all actions and the making of any and all decisions thereto. The BG Related Investors retain the right to sell, transfer or otherwise dispose of any Shares which have been registered under the Securities Act or which are freely transferable under Rule 144 of the Securities Act.

         In connection with the Purchase Agreement, the Issuer, BG Intermediate Fund and those parties listed on the signature pages thereto have also entered into an Amended and Restated Registration Rights Agreement, dated as of July 28, 2000 (the "Registration Rights Agreement"), a copy of which has been filed as an exhibit to this Schedule 13D. The Registration Rights Agreement provides for, among other things, the registration with the SEC of the Common Stock, including, but without limitation, any shares of Common Stock issuable upon exercise or conversion of the Series A Preferred shares and the Warrants. Pursuant to the terms of the Registration Rights Agreement, which contains certain other limitations, holders of Series A Preferred shares who purchased their shares pursuant to the Purchase Agreement, shall be entitled to two (2) "demand registrations" in addition to an unlimited number of Short-Form registrations. The Registration Rights Agreement also contains "piggyback" registration rights with respect to any registration of Common Stock, subject to customary "black-out" and "hold-back" provisions.

         References and descriptions to the Purchase Agreement and the Registration Rights Agreement set forth above in this Item 6 are qualified in their entirety by references to the copies of the Purchase Agreement and the Registration Rights Agreement, respectively, as filed as exhibits to this
Schedule 13D.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 12 of 15 Pages
---------------------------                        -----------------------------


arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Nothing in this Schedule 13D shall be construed as an admission that the Reporting Persons and any other persons or entities constitutes a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 13 of 15 Pages
---------------------------                        -----------------------------


Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         Exhibit I  --  Amended and Restated Securities Purchase Agreement,
                        dated as of July 28, 2000 by and among Netvoice Technologies Corporation, BG Media Intermediate Fund L.P., the investors listed on Schedule I thereto and other parties named therein.

         Exhibit II --  Amended   and   Restated   Registration   Rights
                        Agreement, dated as of July 28, 2000 by and among Netvoice Technologies Corporation and the parties listed on the signature pages thereto.

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 14 of 15 Pages
---------------------------                        -----------------------------


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                                  Schedule 13D
---------------------------                        -----------------------------
CUSIP No. 64107Y103                                          Page 15 of 15 Pages
---------------------------                        -----------------------------


                         BG MEDIA INTERMEDIATE FUND L.P.


Dated:  January 4, 2001              By: BG MEDIA INTERMEDIATE INVESTORS L.L.C.
                                          its general partner


                                          By: /s/ J. William Grimes
                                              ------------------------------
                                              Name:
                                              Title: Member


                                      BG MEDIA INTERMEDIATE INVESTORS L.L.C.


                                          By: /s/ J. William Grimes
                                              ------------------------------
                                              Name: J. William Grimes
                                              Title: Member


                                       /s/ J. William Grimes
                                      -------------------------
                                      J. William Grimes